UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2019

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Results of the Annual General Meeting of Shareholders

of KB Financial Group Inc. for Fiscal Year 2018

On March 27, 2019, KB Financial Group Inc. held its annual general meeting of shareholders for fiscal year 2018, and all agenda items were approved and ratified as set forth below.

Agenda:

1)	Approval of financial statements and the proposed dividend payment for fiscal year 2018:

Approved as originally proposed.

2)	Amendment of the articles of incorporation: Approved as originally proposed.

3)	Appointment of directors (three non-executive directors)

3-1)	Mr. Suk Ryul Yoo, non-executive director candidate:

Approved as originally proposed.

3-2)	Mr. Stuart B. Solomon, non-executive director candidate:

Approved as originally proposed.

3-3)	Mr. Jae Ha Park, non-executive director candidate:

Approved as originally proposed.

4)	Appointment of a non-executive director, who will serve as a member of the Audit Committee

Mr. Kyung Ho Kim, non-executive director candidate: Approved as originally proposed.

5)	Appointment of members of the Audit Committee, who are non-executive directors

5-1)	Mr. Suk Ho Sonu, Audit Committee member candidate:

Approved as originally proposed.

5-2)	Mr. Kouwhan Jeong, Audit Committee member candidate:

Approved as originally proposed.

5-3)	Mr. Jae Ha Park, Audit Committee member candidate:

Approved as originally proposed.

6)	Approval of the aggregate remuneration limit for directors:

Approved as originally proposed.

Details of Approved Agenda Items

•	Key items of the approved financial statements for fiscal year 2018

-	Consolidated financial statements for fiscal year 2018(1)

(In millions of Won, except per share amount)
Total assets	479,588,298
Total liabilities	443,875,271
Share capital	2,090,558
Total shareholders’ equity	35,713,027
Total operating revenue(2)	42,027,106
Net operating income	4,267,481
Profit for the period(3)	3,061,946
Basic earnings per share (Won)	7,721

Note:	(1)	Based on the International Financial Reporting Standards as adopted by the Republic of Korea.
	(2)	Represents the sum of interest income, fee and commission income, insurance income, gain on financial assets/liabilities at fair value through profit and loss and other operating income.
	(3)	Represents total profit for the period, including profit attributable to non-controlling interests.

-	Separate financial statements for fiscal year 2018(1)

(In millions of Won, except per share amount)
Total assets	25,623,074
Total liabilities	6,551,839
Share capital	2,090,558
Total shareholders’ equity	19,071,235
Total operating revenue(2)	1,115,279
Net operating income	928,987
Profit for the period	925,905
Basic earnings per share (Won)	2,335

Note:	(1)	Based on the International Financial Reporting Standards as adopted by the Republic of Korea.
	(2)	Represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit and loss and other operating income.

•	Declaration of Dividends

A cash dividend of KRW 1,920 per common share was declared

-	Total dividend amount: KRW 759,736,452,480

-	Dividend yield: 4.0%

•	Appointed Non-Executive Directors and Audit Committee Members

-	Number of newly appointed or re-appointed non-executive directors: 4

-	Number of newly appointed or re-appointed members of the Audit Committee: 4

•	Total Number of Directors and Audit Committee Members Following Appointment

-	Directors: 9 (including 7 non-executive directors)

-	Members of the Audit Committee, who are non-executive directors: 4

Details regarding newly appointed or re-appointed non-executive directors

Name	Date of Birth	Career (including current position)	Name of Other Entities of Which the Nominee Serves as a Director	Term of Office	Note
Suk Ryul Yoo	April 1950

•  Visiting Professor, Seoul National University

•  Chairman, Credit Finance Association

•  President & CEO, Samsung Total Petrochemicals Co., Ltd.

•  President & CEO, Samsung Card Co., Ltd.

•  President & CEO, Samsung Life Insurance Co., Ltd.

•  President & CEO, Samsung Securities Co., Ltd.

•  President & CEO, Samsung Capital Co., Ltd.

			President & CEO, Jungmok	1 year	Re-appointed

Stuart B. Solomon	July 1949	• Chairman, Metlife Insurance Co. of Korea, Ltd. • President & CEO, Metlife Insurance Co. of Korea, Ltd. • Executive Vice President & Representative Director, Metlife Insurance Co. of Korea, Ltd. • Executive Managing Director, Metlife Insurance Co. of Korea, Ltd.	—	1 year	Re-appointed

Name	Date of Birth	Career (including current position)	Name of Other Entities of Which the Nominee Serves as a Director	Term of Office	Note
Jae Ha Park	November 1957	• Senior Research Fellow, Korea Institute of Finance (Current) • Deputy Dean, Asian Development Bank Institute • Vice President, Korea Institute of Finance • Vice Chairman, Korea Money and Finance Association • Senior Counselor to the Minister, Ministry of Economy and Finance • Outside Director, Shinhan Bank • Outside Director, Daewoo Securities Co., Ltd. • Outside Director, Jeonbuk Bank	—	1 year	Re-appointed

Kyung Ho Kim	December 1954	• Professor, Hongik University School of Business Administration (Current) • Vice President, Hongik University • Outside Director, Shinhan Investment Corp. • Outside Director, Citibank Korea Inc. • Vice Chairman, Korea Accounting Standards Board • President, The Korean Association for Government Accounting	—	2 years	Newly appointed

Details regarding newly appointed or re-appointed members of the Audit Committee, who are non-executive directors

Name	Date of Birth	Career (including current position)	Term of Office	Note
Suk Ho Sonu	September 1951

•  Visiting Professor, Seoul National University Business School

•  President, Korea Money and Finance Association

•  President, Korea Finance Association

•  Dean, Hongik University Graduate School of Business Administration

			1 year	Re-appointed

Kouwhan Jeong	September 1953

•  President Attorney at Law, Nambujeil Law and Notary Office Inc. (Current)

•  Branch Chief Prosecutor, Bucheon Branch Office, Incheon District Prosecutor’s Office

•  Standing Mediator, Korea Medical Dispute Mediation and Arbitration

•  Chairperson, Consumer Dispute Settlement Commission, Korea Consumer Agency

			1 year	Re-appointed

Jae Ha Park	November 1957

•  Senior Research Fellow, Korea Institute of Finance (Current)

•  Deputy Dean, Asian Development Bank Institute

•  Vice President, Korea Institute of Finance

•  Vice Chairman, Korea Money and Finance Association

•  Senior Counselor to the Minister, Ministry of Economy and Finance

•  Outside Director, Shinhan Bank

•  Outside Director, Daewoo Securities Co., Ltd.

•  Outside Director, Jeonbuk Bank

			1 year	Re-appointed

Name	Date of Birth	Career (including current position)	Term of Office	Note

Kyung Ho Kim	December 1954

•  Professor, Hongik University School of Business Administration (Current)

•  Vice President, Hongik University

•  Outside Director, Shinhan Investment Corp.

•  Outside Director, Citibank Korea Inc.

•  Vice Chairman, Korea Accounting Standards Board

•  President, The Korean Association for Government Accounting

			1 year	Newly appointed

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: March 27, 2019	By:	/s/ Ki-Hwan Kim
(Signature)
	Name:	Ki-Hwan Kim
	Title:	Deputy President and Chief Finance Officer